SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2005



                                CP SHIPS LIMITED

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                 (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F        X
                                                     -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No       X
                                    -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954

                                Page 1 of 6 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CP SHIPS LIMITED
                                                ----------------
                                                (Registrant)

Date:  8 July 2005
                                                By:  /s/ JOHN BAKER
                                                     --------------------
                                                     Name:  John Baker
                                                     Title:  Secretary


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                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

    10.1     Press Release of CP Ships Limited "COMPLETION                 4
             OF ONTARIO SECURITIES COMMISSION
             INVESTIGATION ", dated 8 July 2005







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
                                                                 Exhibit 10.1


            COMPLETION OF ONTARIO SECURITIES COMMISSION INVESTIGATION


GATWICK, UK (7th July 2005) - CP Ships Limited announced today that the investigation by Staff of the Ontario Securities Commission into matters related to the restatement of prior period financial results announced by the Company in August 2004 and into stock trading activities in May and June 2004 by certain officers of the Company has now been completed. No formal proceedings are to be initiated by Ontario Securities Commission Staff with respect to these matters.


OSC Staff have advised that, in their opinion, public disclosure of the necessity for the restatement of prior period financial statements should have been made when the Company's management first determined in June 2004 that the restatement was required, notwithstanding that the full magnitude of the required restatement was not then known by the Company and was still being investigated.


CP Ships previously announced that its Special Committee of independent directors had found that trading in shares of the Company by certain officers during May and June of 2004 should not have taken place. The Special Committee concluded that there was no intent to violate applicable securities laws, and noted that the trading was done openly and with required internal trading approvals. The Special Committee also believes that none of the individuals involved traded with knowledge of undisclosed material information relating to the specific accounting issues that gave rise to the restatement of prior period financial statements, but that such individuals did have knowledge at the time of the trading of internal forecasts showing that CP Ships' financial results for the second quarter of 2004 were expected to be materially below market expectations. The Company has been advised that OSC Staff have also concluded that the trading in question by insiders of CP Ships should not have taken place.



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


At the request of the Special Committee, earlier this year the individuals involved made appropriate restitution to the Company in respect of the trading activity. The Company has agreed to pay all monies received to the MFDA Investor Protection Corporation, the protection plan established by the not-for-profit Mutual Fund Dealers Association of Canada to cover losses suffered by mutual fund investors in certain circumstances.


OSC Staff have cautioned CP Ships with respect to these matters but advised that, in light of the co-operation received from the Company and its officers, no formal proceedings will be commenced against CP Ships or any of its officers.


                                     -ends-


ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 22 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. On 28th April 2005, CP Ships announced it will re-brand its services under the CP Ships name and retire these brands by the end of 2005. At 31st March 2005, CP Ships' vessel fleet was 81 ships and its container fleet 454,000 teu. Volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website at www.cpships.com.


FORWARD-LOOKING STATEMENTS: This press release contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this press release, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.


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The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.


                                    CONTACTS

                  Elizabeth Canna, VP Corporate Communications
              Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764



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